Exhibit 99.1
ARC RESOURCES LTD. 2010 YEAR-END RESERVES INCREASE BY 29 PER CENT

CALGARY, Feb. 10 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") released today its 2010 year-end reserves information.

HIGHLIGHTS

    <<
    -   Proved reserves increased by 25 per cent to 336 mmboe (106 mmbbls oil, 18 mmbbls NGLs, and 1.3 Tcf of natural gas) and proved plus probable reserves increased by 29 per cent to 487 mmboe (140 mmbbls oil, 27 mmbbls NGLs, and 1.9 Tcf of natural gas), from year-end 2009 levels. Proved reserves constitute 69 per cent of the total proved plus probable reserves compared to 71 per cent at year-end 2009.
    -   On a per share basis, proved plus probable reserves increased eight per cent and proved reserves increased four per cent compared to year-end 2009.
    -   All-in Finding and Development costs ("F&D") were $6.47 per boe for proved plus probable reserves and $9.50 per boe for proved reserves excluding Future Development Capital ("FDC") ($11.60 per boe and
        $14.02 per boe, respectively including FDC)(1).
    -   ARC added 44.2 mmboe through net acquisitions in 2010 at a cost of
        $657 million, resulting in a proved plus probable acquisition cost of
        $14.88 per boe excluding FDC, $20.79 per boe on a total proved basis.
        The only significant transaction was the acquisition of Storm
        Exploration Inc. ("Storm") in August 2010, which resulted in the addition of 44 mmboe of proved plus probable reserves and 31.4 mmboe of proved reserves.
    -   ARC replaced 502 per cent (67 per cent through internal development)
        of annual production at an all-in annual Finding, Development and
        Acquisition ("FD&A") cost of $9.21 per boe excluding FDC for proved plus probable reserves. This brings ARC's three year average FD&A cost excluding FDC down to $8.60 per boe. The 2010 FD&A costs including FDC for proved plus probable reserves were $14.23 per boe.
    -   ARC achieved a recycle ratio of 4.2 times and 3.9 times, respectively for the current year and three year average for proved plus probable reserves based on the 2010 netback of $27.02 per boe and F&D costs excluding FDC.
    -   The proved plus probable reserve life index ("RLI") increased to
        15.2 years with the proved RLI remaining effectively unchanged at
        10.4 years based on the mid-point 2011 production guidance of
        85,500 boe per day.
    -   Total proved plus probable reserves for the Montney in northeastern
        British Columbia including Dawson, West Montney and Parkland areas increased to 1.4 Tcfe (872 Bcfe proved), a 68 per cent increase over year-end 2009 reserves of 0.8 Tcfe. In total, Montney reserves in this area account for 48 per cent of total proved plus probable reserves.
    -   Natural gas liquids reserves increased 67 per cent in 2010 with the acquisition of the liquids-rich Parkland area, and now account for five per cent of total proved plus probable reserves.
    -   ARC commissioned an independent Economic Contingent Resource
        Evaluation for three areas within the Montney including Dawson, West
        Montney and Parkland. In addition to year-end 2010 proved plus probable reserves of 1.4 Tcfe, the contingent resource evaluation assigned a contingent resource best estimate of 0.7 Tcfe in excess of proved plus probable reserves. The high case estimate of incremental contingent resources beyond the proved plus probable reserves is 1.2
        Tcfe and 0.2 Tcfe of possible reserves.  The low case estimate of incremental contingent resources is 0.6 Tcfe.  As part of this study, the estimate of Discovered Gas Initially in Place has been revised to 10.1 Tcf.  These findings support ARC's position that the
        Montney is a significant growth engine with considerable potential reserves and ARC will continue to develop the region in a strategic and prudent manner. Details can be found in the "Montney Economic
        Contingent Resource Evaluation" section in this news release.

    --------------------
    (1) The F&D and FD&A calculations include $25 million of capital costs associated with the move to a new office building during 2010. If these costs are excluded, ARC's capital expenditures would have been
        $566 million resulting in proved F&D of $9.11 per boe and proved plus probable F&D of $6.20 per boe before FDC ($13.62 and $11.33 per boe respectively, including FDC). The all in, proved FD&A would have been
        $13.04 and $9.03 per boe for proved plus probable FD&A ($17.88 and
        $14.05 respectively including FDC).
    >>
RESERVES CLASSIFICATION

Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument ("NI") 51-101. This news release contains several cautionary statements that are specifically required by NI 51-101 under the heading "Resources and Operational Information". In addition to the detailed information disclosed in this news release more detailed information on a company gross basis (working interest before deduction of royalties without including any royalty interests) will be included in ARC's Annual Information Form ("AIF"). Numbers presented may not add due to rounding.

INDEPENDENT RESERVE EVALUATION

GLJ Petroleum Consultants Ltd. ("GLJ") conducted an independent reserves evaluation effective December 31, 2010 and prepared in accordance with definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook ("COGEH") and NI 51-101. Based on this evaluation, ARC's reserve profile as at December 31, 2010 is summarized below:

    <<
    -   ARC's year-end proved plus probable reserves increased 29 per cent to
        487 mmboe compared to 379 mmboe of proved plus probable reserves recorded at year-end 2009.
    -   Proved plus probable reserve additions from exploration and development activities (including revisions) were 91 mmboe while
        44 mmboe were added through acquisitions (net of minor dispositions), bringing the total additions to 135 mmboe before 2010 production of
        27 mmboe.
    -   The 91 mmboe proved plus probable addition from development activities represents 337 per cent of the 27 mmboe produced during
        2010 and the total 135 mmboe represents 502 per cent of the 27 mmboe produced during 2010.
    -   Proved developed producing reserves represent 63 per cent of total proved reserves and 44 per cent of proved plus probable reserves.
    -   Total proved reserves account for 69 per cent of proved plus probable reserves.
    -   Approximately 34 per cent of ARC's proved plus probable reserves are crude oil and natural gas liquids and 66 per cent are natural gas on a 6:1 boe conversion basis.
    >>
The reserve evaluation was based on GLJ forecast pricing and foreign exchange rates at January 1, 2011 as outlined in the following table.

    <<
    -------------------------------------------------------------------------
                           West Texas     Edmonton
                         Intermediate        Light   Natural Gas     Foreign
    GLJ January 1, 2011     Crude Oil    Crude Oil       at AECO    Exchange
     Price Forecast          ($US/bbl)   ($Cdn/bbl)  ($Cdn/mmbtu)  ($US/$Cdn)
    -------------------------------------------------------------------------
    2011                        88.00        86.22          4.16        0.98
    2012                        89.00        89.29          4.74        0.98
    2013                        90.00        90.92          5.31        0.98
    2014                        92.00        92.96          5.77        0.98
    2015                        95.17        96.19          6.22        0.98
    2016                        97.55        98.62          6.53        0.98
    2017                       100.26       101.39          6.76        0.98
    2018                       102.74       103.92          6.90        0.98
    2019                       105.45       106.68          7.06        0.98
    2020                       107.56       108.84          7.21        0.98
    Escalate thereafter at   +2.0%/yr     +2.0%/yr      +2.0%/yr        0.98
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    RESERVES SUMMARY
    -------------------------------------------------------------------------
                               Light and
                                  Medium       Heavy       Total
                               Crude Oil   Crude Oil   Crude Oil        NGLs
    Company Interest               (mbbl)      (mbbl)      (mbbl)      (mbbl)
    -------------------------------------------------------------------------

    Proved Producing              90,411       2,220      92,631      11,455
    Proved Developed Non-
     Producing                     1,763           4       1,767         835
    Proved Undeveloped            11,095          30      11,125       6,193
    Total Proved                 103,269       2,255     105,524      18,483
    Proved plus Probable         137,063       2,970     140,033      26,520
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Company Gross
    -------------------------------------------------------------------------

    Proved Producing              90,258       2,071      92,329      11,302
    Proved Developed Non-
     Producing                     1,761           4       1,765         835
    Proved Undeveloped            11,085          30      11,115       6,193
    Total Proved                 103,104       2,105     105,209      18,329
    Proved plus Probable         136,854       2,777     139,631      26,332
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net Interest
    -------------------------------------------------------------------------

    Proved Producing              77,421       1,972      79,393       8,301
    Proved Developed Non-
     Producing                     1,482           4       1,486         677
    Proved Undeveloped             9,441          29       9,470       4,956
    Total Proved                  88,343       2,005      90,348      13,935
    Proved plus Probable         116,553       2,620     119,173      20,079
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------
                                                 Oil         Oil
                                          Equivalent  Equivalent
                                 Natural        2010        2009
    Company Interest            Gas (bcf)      (mboe)      (mboe)
    -------------------------------------------------------------

    Proved Producing               651.9     212,733     185,623
    Proved Developed Non-
     Producing                      78.5      15,685       7,863
    Proved Undeveloped             543.6     107,921      76,048
    Total Proved                 1,274.0     336,339     269,535
    Proved plus Probable         1,925.2     487,418     378,953
    -------------------------------------------------------------
    -------------------------------------------------------------
    Company Gross
    -------------------------------------------------------------

    Proved Producing               643.4     210,860     183,663
    Proved Developed Non-
     Producing                      78.5      15,678       7,862
    Proved Undeveloped             543.5     107,894      76,018
    Total Proved                 1,265.4     334,432     267,543
    Proved plus Probable         1,914.9     485,121     376,543
    -------------------------------------------------------------
    -------------------------------------------------------------
    Net Interest
    -------------------------------------------------------------

    Proved Producing               550.7     179,481     156,959
    Proved Developed Non-
     Producing                      65.6      13,097       6,194
    Proved Undeveloped             460.1      91,114      62,525
    Total Proved                 1,076.5     283,692     225,678
    Proved plus Probable         1,603.7     406,543     314,350
    -------------------------------------------------------------
    -------------------------------------------------------------

    RESERVES RECONCILIATION - COMPANY INTEREST(1)
    -------------------------------------------------------------------------
                               Light and
    Company Interest              Medium       Heavy       Total
     (Company Gross +          Crude Oil   Crude Oil   Crude Oil        NGLs
     Royalties Receivable)(1)      (mbbl)      (mbbl)      (mbbl)      (mbbl)
    -------------------------------------------------------------------------
    PROVED PRODUCING
    Opening Balance               93,137       2,353      95,490       8,443
      Exploration Discoveries          0           0           0           5
      Drilling Extensions          1,562          65       1,627          94
      Improved Recovery              507          27         534         395
      Infill Drilling              1,451          39       1,490         648
      Technical Revisions          3,486         115       3,601       1,195
      Acquisitions                   407           0         407       2,488
      Dispositions                    -2           0          -2           0
      Economic Factors              -537           0        -537        -264
      Production                  -9,600        -379      -9,979      -1,549
    Closing Balance               90,411       2,220      92,631      11,455
    -------------------------------------------------------------------------
    TOTAL PROVED
    Opening Balance              102,918       2,366     105,284      11,500
      Exploration Discoveries          0           0           0           9
      Drilling Extensions          2,871          95       2,966         414
      Improved Recovery              536           5         541          24
      Infill Drilling              3,355          39       3,394       1,852
      Technical Revisions          3,318         129       3,447       1,057
      Acquisitions                   408           0         408       5,458
      Dispositions                    -2           0          -2           0
      Economic Factors              -534           0        -534        -282
      Production                  -9,600        -379      -9,979      -1,549
    Closing Balance              103,269       2,255     105,524      18,483
    -------------------------------------------------------------------------
    PROBABLE
    Opening Balance               31,653         661      32,314       4,315
      Exploration Discoveries          0           0           0           4
      Drilling Extensions          3,458         -55       3,403         526
      Improved Recovery               95           1          96           3
      Infill Drilling              1,114          17       1,131         775
      Technical Revisions         -2,471          10      -2,461         254
      Acquisitions                   106           0         106       2,223
      Dispositions                    -2           0          -2           0
      Economic Factors              -159          81         -78         -63
      Production                       0           0           0           0
    Closing Balance               33,794         715      34,509       8,037
    -------------------------------------------------------------------------
    PROVED PLUS PROBABLE
    Opening Balance              134,571       3,027     137,598      15,815
      Exploration Discoveries          0           0           0          13
      Drilling Extensions          6,329          40       6,369         940
      Improved Recovery              631           6         637          27
      Infill Drilling              4,469          56       4,525       2,627
      Technical Revisions            847         139         986       1,311
      Acquisitions                   514           0         514       7,681
      Dispositions                    -4           0          -4           0
      Economic Factors              -693          81        -612        -345
      Production                  -9,600        -379      -9,979      -1,549
    Closing Balance              137,063       2,970     140,033      26,520
    -------------------------------------------------------------------------

    -------------------------------------------------
    Company Interest                             Oil
     (Company Gross +            Natural  Equivalent
     Royalties Receivable)(1)  Gas (mmcf)      (mboe)
    -------------------------------------------------
    PROVED PRODUCING
    Opening Balance              490,140     185,623
      Exploration Discoveries      1,152         197
      Drilling Extensions         10,357       3,447
      Improved Recovery           20,993       4,428
      Infill Drilling             92,387      17,536
      Technical Revisions         63,510      15,382
      Acquisitions                77,767      15,856
      Dispositions                   -17          -5
      Economic Factors           -11,629      -2,739
      Production                 -92,785     -26,992
    Closing Balance              651,875     212,733
    -------------------------------------------------
    TOTAL PROVED
    Opening Balance              916,509     269,535
      Exploration Discoveries      1,865         320
      Drilling Extensions         64,644      14,154
      Improved Recovery              797         698
      Infill Drilling            138,889      28,394
      Technical Revisions        101,982      21,501
      Acquisitions               154,482      31,613
      Dispositions                   -17          -5
      Economic Factors           -12,374      -2,878
      Production                 -92,785     -26,992
    Closing Balance            1,273,992     336,339
    -------------------------------------------------
    PROBABLE
    Opening Balance              436,736     109,419
      Exploration Discoveries        813         140
      Drilling Extensions         55,548      13,187
      Improved Recovery              301         149
      Infill Drilling             75,129      14,428
      Technical Revisions         24,884       1,940
      Acquisitions                61,380      12,559
      Dispositions                   -11          -4
      Economic Factors            -3,585        -739
      Production                       0           0
    Closing Balance              651,195     151,079
    -------------------------------------------------
    PROVED PLUS PROBABLE
    Opening Balance            1,353,245     378,953
      Exploration Discoveries      2,678         459
      Drilling Extensions        120,192      27,341
      Improved Recovery            1,098         847
      Infill Drilling            214,018      42,822
      Technical Revisions        126,866      23,441
      Acquisitions               215,862      44,172
      Dispositions                   -28          -9
      Economic Factors           -15,959      -3,617
      Production                 -92,785     -26,992
    Closing Balance            1,925,187     487,418
    -------------------------------------------------
    (1) Additional reserves reconciliation information on a Company Gross basis is included at the end of this news release.
    >>
RESERVE LIFE INDEX ("RLI")

ARC's proved plus probable RLI was 15.2 years at year-end 2010 while the proved RLI was 10.4 years based upon the GLJ reserves and ARC's 2011 production guidance mid-point of 85,500 boe per day. The increase in the proved plus probable RLI from 2008 through 2010 is attributed to the successful development of the Montney region and the resultant increase in proved plus probable reserves. The following table summarizes ARC's historical RLI.

    <<
    -------------------------------------------------------------------------
    Reserve Life Index        2010(1)     2009      2008      2007      2006
    -------------------------------------------------------------------------

    Total Proved                10.4      10.3      10.4       9.8       9.8
    Proved Plus Probable        15.2      14.5      13.8      12.5      12.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Excludes 10.7 mmboe proved and 14.2 mmboe proved plus probable reserves relating to assets divested in January 2011 and included in the year-end 2010 reserves evaluation. The 2011 production guidance of 85,500 boe per day excluded production from the divested assets of approximately 3,400 boe per day.
    >>
NET PRESENT VALUE ("NPV") SUMMARY

ARC's crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ's product price forecasts effective January 1, 2011 prior to provision for interest, debt service charges and general and administrative expenses. It should not be assumed that the NPV of Cash Flow estimated by GLJ represents the fair market value of the reserves. NPVs on both a before and after tax basis are presented below.

    <<
    -------------------------------------------------------------------------
                                        Dis-       Dis-       Dis-       Dis-
    NPV of Cash Flow       Undis-   counted    counted    counted    counted
     Before Income       counted      at 5%     at 10%     at 15%     at 20%
     Taxes(1)                $MM        $MM        $MM        $MM        $MM
    -------------------------------------------------------------------------
    Proved Producing       7,690      5,084      3,839      3,116      2,643
    Proved Developed
     Non-Producing           452        292        215        170        141
    Proved Undeveloped     2,305      1,365        866        569        378
    Total Proved          10,446      6,740      4,919      3,855      3,162
    Probable               5,475      2,499      1,430        931        656
    Proved plus Probable  15,921      9,240      6,350      4,786      3,818
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Based on NI-51-101 Net Interest reserves and GLJ January 1, 2011
        Forecast Prices and Costs.
    >>
At a 10 per cent discount factor, the proved producing reserves make up 60 per cent of the proved plus probable estimated value while total proved reserves account for 77 per cent of the proved plus probable estimated value.

The following table provides an estimate of the NPV of Cash Flow on an after tax basis incorporating the impact of corporate income tax effective 2011. Details of ARC's tax pools at year-end 2010 are presented in the MD&A section of the year-end financial results news release dated February 10, 2011.

    <<
    -------------------------------------------------------------------------
    NPV of Cash Flow                    Dis-       Dis-       Dis-       Dis-
     After Income          Undis-   counted    counted    counted    counted
     Taxes(1)            counted      at 5%     at 10%     at 15%     at 20%
    $Millions                $MM        $MM        $MM        $MM        $MM
    -------------------------------------------------------------------------
    Proved Producing       6,375      4,305      3,303      2,715      2,326
    Proved Developed
     Non-Producing           336        216        157        123        101
    Proved Undeveloped     1,720        985        593        359        210
    Total Proved           8,432      5,505      4,053      3,197      2,637
    Probable               4,086      1,848      1,042        666        460
    Proved plus Probable  12,518      7,353      5,095      3,863      3,097
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Based on NI-51-101 Net Interest reserves and GLJ January 1, 2011
        Forecast Prices and Costs.
    >>
NET ASSET VALUE ("NAV")

The following net asset value table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of ARC's reserves would be produced at forecast future prices and costs and do not necessarily represent a "going concern" value of ARC. The values presented below are at a point in time and are based on various assumptions including commodity price forecasts and foreign exchange rates, which will vary over time. It should not be assumed that the net present values estimated by GLJ represent the fair market value of the reserves.

    <<
    -------------------------------------------------------------------------
    NAV at December 31, 2010(1)
    $Millions, except per
     share/unit amounts         2010      2009      2008      2007      2006
    -------------------------------------------------------------------------

    Value of Proved Plus
     Probable Reserves
     discounted at 10%
     (Before Tax)(2)(3)       $6,350    $5,805    $5,292    $4,651    $4,056
    Undeveloped Lands(4)         413       359       428       229       109
    Reclamation Fund              25        33        28        26        31
    Working Capital
     Deficit(5)                  (69)      (56)      (60)      (38)      (52)
    Risk Management
     Contracts(6)                 54       (15)        1       (36)       (9)
    Long-term Debt              (804)     (846)     (902)     (715)     (687)
    Asset Retirement
     Obligation(7)               (29)      (27)      (57)      (26)      (62)
    -------------------------------------------------------------------------
    Net asset value           $5,940    $5,253    $4,732    $4,091    $3,386
    Shares/Units
     outstanding (000's)(8)  284,380   238,984   219,182   213,179   207,173
    -------------------------------------------------------------------------
    NAV per share/unit
     before tax               $20.89    $21.98    $21.59    $19.19    $16.34
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Financial information is per ARC's 2010 Consolidated Financial
        Statements.
    (2) Based on NI-51-101 Net interest proved plus probable reserves based on GLJ price forecast as at January 1 of each respective year.
    (3) Value excludes future income taxes estimated at $1.3 billion for the
        GLJ price forecast using a 10 per cent discount rate and after deducting ARC's accumulated federal tax pools of $2.4 billion and
        $0.2 billion of provincial pools as at Dec 31, 2010 and the pools associated with the FDC. The estimated future taxes do not take into account any corporate tax deductions such as interest or general and administrative expenses.
    (4) Based on December 31, 2010 Seaton-Jordan and Associates Ltd.
        evaluation.
    (5) Working capital deficit excludes risk management contracts and current portion of future income tax assets and liabilities.
    (6) Risk management contracts represent the fair market value of such contracts as at December 31, 2010 based on the GLJ forecast pricing used to arrive at the value of proved plus probable reserves. This amount differs from the value of risk management contracts in the
        2010 Consolidated Financial Statements due to differing future pricing assumptions.
    (7) The Asset Retirement Obligation ("ARO") is calculated based on the same methodology that was used to calculate the ARO in ARC's year-end financial statements, with the exception that future expected ARO costs were discounted at 10 per cent. The total discounted ARO at
        10 per cent of $80.3 million was reduced by $51 million, relating to well abandonment costs, which were incorporated in the value of the proved plus probable reserves discounted at 10 per cent pursuant to the forecast price case as per NI 51-101.
    (8) Represents common shares as at December 31, 2010 pursuant to conversion to corporation. Prior to December 31, 2010 the amount represents total trust units outstanding and issuable for
        exchangeable shares.
    >>
At the inception of ARC Energy Trust (the "Trust") on July 16, 1996, the NAV was $11.42 per unit; since that time, the Trust distributed $26.18 per unit to January 17, 2011. After having distributed more than double the initial NAV, the NAV as at December 31, 2010 was $20.89 per share, an increase of 83 per cent relative to the NAV at inception. The increase in NAV reflects ARC's ability to grow value over time with internal development opportunities and opportunistic acquisitions. Despite a significant increase in reserves, the NAV per share decreased slightly in 2010 as a result of the lower natural gas price environment at year-end 2010 relative to 2009.

In the absence of adding reserves, the NAV per share will decline as the reserves are produced out. The evaluation includes future capital expenditure expectations required to bring undeveloped reserves on production. ARC works continuously to add value, improve profitability and increase reserves, which enhances the NAV.

CAPITAL AND OPERATIONAL REVIEW

During 2010 ARC spent $591 million on Exploration and Development ("E&D") and corporate activities and participated in drilling 176 gross (165 net) wells on ARC's operated lands with a 100 per cent success rate. Positive results from the capital program and continued strong production results at Dawson resulted in ARC adding 91 mmboe of proved plus probable reserves in 2010 prior to acquisitions. This represents a 337 per cent replacement of 2010 production of 27 mmboe prior to acquisitions. This is the third year in a row that ARC has been able to replace greater than 200 per cent of production from drilling and development activities. Excluding changes in FDC, ARC's Finding and Development costs ("F&D") were $6.47 per boe for proved plus probable reserves and $9.50 per boe for total proved reserves.

A significant portion of ARC's 2010 capital program was focused on resource play development with $283 million (48 per cent of the 2010 capital spending) being allocated to the Montney region in northeastern British Columbia. See "Montney Economic Contingent Resource Evaluation" for further discussion of oil and gas reserves and resources in the Montney region.

DAWSON

With the completion of the Phase One gas plant in May 2010, production at Dawson averaged a record 120 mmcf per day of natural gas during the fourth quarter of 2010. A total of 27 horizontal wells were drilled and construction commenced on the Phase Two 60 mmcf per day gas plant. There were 36 horizontal wells standing at year-end with behind-pipe production capacity in excess of 100 mmcf per day, waiting to be brought on production with the completion of the Phase Two gas plant expected to come on-stream in early April 2011.

The 2011 capital budget calls for spending of $98 million at Dawson including the drilling of one step out vertical well along with the drilling of 13 horizontal wells and completion of the Phase Two gas plant. With completion of the Phase Two gas plant, ARC expects Dawson production to increase to approximately 165 mmcf per day. ARC will also be testing the lower Montney zone that has proven to be productive elsewhere in the region.

WEST MONTNEY

In the West Montney assets, which include Sunrise, Septimus and Sundown, ARC drilled three Montney horizontal wells and one vertical well, and participated in one partner-operated horizontal well. The three operated horizontal wells each targeted different sections within the Montney: the well-known Montney 'A', a second upper Montney zone referred to as the 'B', and the 'E' in the lower Montney. ARC is currently tieing-in seven existing Sunrise wells to a third party processing facility, which is expected to bring on-stream 15 mmcf per day of natural gas production when tie-in is complete in mid-2011. ARC drilled one vertical well at Sunset and one vertical well in Monias in 2010.

ARC plans to spend $25 million in the West Montney area in 2011 to drill two horizontal wells and one vertical well for acid gas disposal and complete the tie-in of existing wells to the third party processing facility. ARC deferred the proposed 60 mmcf per day Sunrise gas plant from 2012 to 2013.

PARKLAND

In August 2010, ARC added the Parkland field to its existing Montney portfolio with the acquisition of Storm. The Parkland property is an excellent strategic fit for ARC given its similar geological characteristics and close proximity to the Dawson and West Montney fields. The Parkland field production averaged 7,800 boe per day from acquisition date, consisting of 83 per cent natural gas and 17 per cent natural gas liquids production. The Parkland field added proved plus probable reserves of 38.8 mmboe and expanded ARC's undeveloped land holdings by 64 gross (48 net) sections.

In 2011, ARC plans to spend $67 million on the drilling of 11 horizontal wells, two vertical delineation wells and to expand compression in an effort to increase liquids production. ARC also plans to test a lower interval in the upper Montney as well as drill two wells to determine the productive capacity of the liquids-rich northern area.

ATTACHIE

During 2010, ARC acquired 90 sections of undeveloped land in the Attachie area, which is located northwest of the Dawson field. ARC plans to drill four vertical wells and two horizontal wells in 2011. At present, there are no proved or probable reserves or production at Attachie.

ANTE CREEK

In Ante Creek, ARC drilled 12 horizontal Montney wells targeting a mixture of oil and gas production. With the success of these wells and a late 2009 acquisition of approximately 1,000 boe per day, Ante Creek production increased to a record 7,500 boe per day in 2010.

ARC is allocating significant capital to Ante Creek in 2011 with $55 million to be spent on the drilling of 14 horizontal and two vertical wells. In addition, ARC has allocated $30 million of 2011 capital to build a new 30 mmcf per day gas plant to process solution gas in an effort to increase liquids production in early 2012. ARC expects liquids production to grow to approximately 5,000 barrels per day and total production at Ante Creek to increase to approximately 11,000 boe per day over the course of 2012.

PEMBINA

The Pembina area development included 25 successful Cardium drills, including 10 horizontal wells brought on production in the fourth quarter of 2010 with stable first month production rates averaging 200 boe per day per well. The 2011 capital budget will build on 2010 success with 42 more planned horizontal Cardium wells to be drilled.

GOODLANDS

ARC experienced significant drilling success in 2011 at Goodlands in Manitoba with 14 new horizontal oil wells. The Goodlands area provides some of the best drilling economics in ARC's portfolio due to the high netback light oil. ARC will spend $58 million in southeast Saskatchewan and Manitoba during 2011 to drill 48 wells and explore for additional opportunities.

2010 ACQUISITION ACTIVITY

In 2010, ARC spent $657.2 million on acquisitions net of dispositions. The most significant transaction was the $652.1 million corporate acquisition of Storm completed in August 2010, which added proved plus probable and proved reserves of 44 mmboe and 31 mmboe, respectively at a cost of $14.83 per boe proved plus probable reserves and $20.74 per boe proved reserves excluding FDC. In addition to reserves and production of approximately 9,600 boe per day, the Storm acquisition also contributed significant developed and undeveloped land holdings with 30 gross (23 net) sections of developed land and 64 gross (48 net) sections of undeveloped land being added to ARC's Montney land portfolio.

In total, net acquisition activity added 44 mmboe of proved plus probable reserves and 32 mmboe of proved reserves a cost of $14.88 per boe and $20.79 per boe, respectively, excluding FDC. Including FDC, the net acquisition costs were $19.67 per boe proved plus probable and $26.27 per boe proved reserves.

FUTURE DEVELOPMENT CAPITAL ("FDC")

NI 51-101 requires that F&D costs be calculated including changes in FDC. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect the independent evaluator's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production. The increased level of undeveloped reserves now booked in the Montney acreage has yielded an increased capital cost expectation in the 2010 evaluation.

Following is a summary of GLJ estimated FDC required to bring total proved and probable reserves on production.

    <<
    -------------------------------------------------------------------------
    Future Development Capital(1)                             Total Proved +
    $Millions                                 Total Proved          Probable
    -------------------------------------------------------------------------
    2011                                               416               459
    2012                                               323               394
    2013                                               391               468
    2014                                               267               285
    2015                                                16               304
    Remainder                                          101               381
    -------------------------------------------------------------------------
    Total undiscounted                              $1,514            $2,291
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Total discounted at 10%                         $1,220            $1,738
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) FDC as per GLJ independent reserve evaluation as of December 31, 2010 and based on GLJ forecast pricing as at January 1, 2011.
    >>
FINDING DEVELOPMENT AND ACQUISITION COSTS ("FD&A")

Prior to acquisitions, ARC's F&D costs were $6.47 per boe and $9.50 per boe for proved plus probable and proved reserves, respectively in 2010, excluding FDC. The low F&D costs are attributed to the high quality of ARC's property portfolio, excellent results from ARC's development program and strong reserve growth particularly in the Dawson and Ante Creek areas.

Including acquisitions, ARC's 2010 FD&A costs excluding FDC were $9.21 per boe of proved plus probable and $13.31 per boe of proved reserves while FD&A costs including FDC were $14.23 per boe and $18.15 per boe, respectively for proved plus probable and proved reserves. The three year average FD&A costs were $8.60 per boe for proved plus probable reserves and $12.76 per boe for total proved excluding FDC.

The following table illustrates FD&A costs excluding and including FDC.

    <<
    -------------------------------------------------------------------------
    FD&A costs - Company            Excluding FDC           Including FDC
     Interest(1)(2)          ------------------------------------------------
    $Thousands, except per                  Proved +                Proved +
     boe amounts                  Proved    Probable      Proved    Probable
    -------------------------------------------------------------------------
    E&D Capital
     Expenditures(3)            $590,914    $590,914    $590,914    $590,914
    E&D Expenditures -
      Change in FDC                    -           -     280,927     467,792
    -------------------------------------------------------------------------
    Total E&D Capital
     Expenditures(3)             590,914     590,914     871,841   1,058,706
    -------------------------------------------------------------------------
    Net Acquisition Capital      657,236     657,236     657,236     657,236
    Net Acquisitions -
     Change in FDC                     -           -     172,974     211,507
    -------------------------------------------------------------------------
    Net Acquisition Capital
     Expenditures                657,236     657,236     830,210     868,743
    -------------------------------------------------------------------------
    Total Capital including
     Net Acquisitions         $1,248,150  $1,248,150  $1,702,051  $1,927,449
    -------------------------------------------------------------------------
    E&D Reserve Additions         62,188      91,294      62,188      91,294
    Net Acquisition Reserve
     Additions                    31,608      44,163      31,608      44,163
    -------------------------------------------------------------------------
    Reserve Additions
     including Net Acquisitions   93,796     135,457      93,796     135,457
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    F&D Costs - Current Year       $9.50       $6.47      $14.02      $11.60
    F&D Costs - Three Year
     Average                      $10.28       $6.93      $15.45      $12.52
    Net Acquisition Cost -
     Current Year                 $20.79      $14.88      $26.27      $19.67
    Net Acquisition Cost -
     Three Year Average           $21.86      $14.77      $27.20      $19.67
    FD&A Costs - Current Year     $13.31       $9.21      $18.15      $14.23
    FD&A Costs - Three Year
     Average                      $12.76       $8.60      $17.96      $14.05
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The aggregate of the Exploration and Development ("E&D") costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
    (2) Under NI 51-101, the calculation of F&D costs must incorporate the changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions both before and after FDC costs.
    (3) Includes $24.6 million pertaining to leasehold costs on new corporate office space.

    -------------------------------------------------------------------------
    Company Interest Historic
     FD&A Costs                 2010      2009      2008      2007      2006
    -------------------------------------------------------------------------
    Proved Reserves:
    Annual FD&A excluding
     FDC                      $13.31    $10.48    $14.22    $20.37    $24.51
    Three year average FD&A
     excluding FDC            $12.76    $13.76    $18.28    $18.51    $17.77
    -------------------------------------------------------------------------
    Annual FD&A including
     FDC                      $18.15    $14.29    $21.87    $20.37    $27.53
    Three year average FD&A
     including FDC            $17.96    $18.27    $22.85    $20.30    $20.31
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Proved plus Probable
     Reserves:
    Annual FD&A excluding
     FDC                       $9.21     $6.44    $10.13    $19.00    $22.41
    Three Year Average FD&A
     excluding FDC             $8.60     $9.57    $14.70    $16.57    $15.59
    -------------------------------------------------------------------------
    Annual FD&A including
     FDC                      $14.23    $11.56    $17.00    $20.03    $27.20
    Three Year Average FD&A
     including FDC            $14.05    $14.75    $19.84    $19.19    $18.99
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
MONTNEY ECONOMIC CONTINGENT RESOURCE EVALUATION

The following discussion on the "Montney Economic Contingent Resource Evaluation" and "Reserves and Resources Overview" is subject to a number of cautionary statements, assumptions and risks. See "Information Regarding Disclosure on Oil and Gas Resources and Operational Information" for additional cautionary language, explanations and discussion and "Forward Looking Statements" for a statement of principal assumptions and risks that may apply.

All GLJ estimates of DGIIP and Economic Contingent Resource are as at December 31, 2010 and based on GLJ forecast pricing as at January 1, 2011 and have been prepared in accordance with the COGE Handbook. There is no certainty that it will be commercially viable to produce any of the resources.

The Montney region in northeastern British Columbia has been identified as one of the most significant unconventional natural gas resource plays in North America with potential for significant volumes of recoverable resource. ARC entered the Montney region in 2003 with the corporate acquisition of Star Oil & Gas at which time total production at Dawson was 17 mmcf per day and the proved plus probable reserves were 110 Bcf. Since then, ARC has established itself as one of the key players in the Montney region having drilled 82 vertical wells and 73 horizontal wells, increased total proved plus probable reserves to 1.4 Tcfe, increased production to 120 mmcf per day, and significantly expanded its land base from 65 gross (62 net) sections of developed and undeveloped land to 396 gross (354 net) sections. At present, ARC's Montney portfolio includes ownership in Dawson, Parkland, West Montney (Sunrise, Septimus and Sundown)and Attachie.

Despite this success, ARC still believes that there are significant volumes of natural gas resource that can be added to reserves in the future assuming continued successful development of the field. In an effort to quantify the future reserve potential, ARC commissioned an Economic Contingent Resource Evaluation ("Contingent Resource Evaluation") for three areas within the Montney including Dawson, Parkland and West Montney, which consists of Sunrise, Septimus and Sundown (the "Evaluated Areas"). The contingent resource evaluation was conducted by GLJ effective December 31, 2010 based on forecast pricing as at January 1, 2011. The Attachie area was not included in the contingent resource evaluation due to insufficient data on ARC lands.

Discovered Gas Initially in Place ("DGIIP") is the quantity of gas that is estimated to be contained in known accumulations prior to production. DGIIP is typically broken down into four components including production, reserves, contingent resource and discovered unrecoverable petroleum initially in place. Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Economic Contingent Resources are those Contingent Resources that are currently economically recoverable. In the core of ARC's Montney Gas region in northeastern British Columbia; the contingencies that prevent the economic contingent resources from being classified as reserves are associated with the early evaluation stage of these potential development opportunities. Additional drilling, completion, and testing data is generally required before ARC can commit to their development. The independent evaluation identified total DGIIP for the greater Montney region to be 10.1 Tcf for ARC's landholdings in the Evaluated Areas.

In addition to the 1.4 Tcfe of proved plus probable reserves assigned to the Evaluated Areas at year-end 2010, the contingent resource evaluation assigned a low estimate of contingent resource of 0.6 Tcfe. The low estimate is the most conservative estimate and carries the greatest degree of confidence - at least 90 per cent - that the resource will be recovered. The best estimate (50 per cent degree of confidence) of contingent resource was 0.7 Tcfe. The high estimate (less than 10 percent degree of confidence) of contingent resources is 1.2 Tcfe. GLJ estimated 0.18 Tcfe of possible reserves in the Evaluated Area. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 per cent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The remainder of the DGIIP beyond what has been cumulatively produced, classified as proved plus probable plus possible reserves, or classified as contingent resource is currently considered to be the unrecoverable portion.

In total, ARC has 354 net sections of Montney acreage in northeast British Columbia, of which 105 net sections have 1.4 Tcfe of proved plus probable reserves assigned. ARC's DGIIP on 193 net sections of land evaluated is 10.1 Tcf. In addition, GLJ assigned a high estimate economic contingent resource of 1.2 Tcfe net to ARC in the Evaluated Area. Management continues to see significant reserve adding opportunities in this area.

    <<
    -------------------------------------------------------------------------
                       Reserves and Resources - December 31, 2010(1)
              ---------------------------------------------------------------
                                                         Estimated Economic
                                Estimated Reserves       Contingent Resource
                                    (Bcfe)(1)                 (Bcfe)(2)
                              -----------------------------------------------
                        Cumu-                 Proved +
                      lative          Proved   Proba-
                      Produc-              +    ble +    Low    Best    High
    Montney  DGIIP(1)   tion           Proba   Possi-  Estim-  Estim-  Estim-
     Area       (Bcf)  (Bcfe)  Proved    ble   ble(4)    ate     ate     ate
    -------------------------------------------------------------------------
    Dawson     3,800     106     601     901   1,002     318     381     477
    West
     Mont-
     ney(3)    5,500       6     111     253     315     272     331     708
    Parkland     800      66     160     227     248      17      18      23
    -------------------------------------------------------------------------
    Total     10,100     178     872   1,381   1,565     607     730   1,208
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Per GLJ independent reserve evaluation as of December 31, 2010 and based on GLJ forecast pricing as at January 1, 2011. The Bcfe values are sales volumes, with the exception of DGIIP which is presented as raw volumes (Bcf).
    (2) Per independent GLJ "Economic Contingent Resource Evaluation" as of
        December 31, 2010 and based on GLJ forecast pricing as of January 1,
        2011.
    (3) Includes Sunrise/Sunset, Septimus and Sundown.
    (4) This volume is an arithmetic sum of multiple estimates of reserves, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and appreciate the differing probabilities of recovery associated with each class.
    >>
RESERVES AND RESOURCES OVERVIEW

ARC's believes that significant additional reserves will be recognized in the future with continued drilling success on undeveloped Montney acreage together with further development and completion refinements and improved economic circumstances. Historic drilling success and recoveries on the more fully developed Montney acreage, abundant well log and production test data, and the application of drilling densities of ARC and third parties in the area all support ARC's belief that significant additional resources will be recovered in the future. Continuous development through multi-year exploration and development programs and significant levels of future capital expenditures are required in order for additional resources to be recovered in the future. The principal risks that would inhibit the recovery of additional reserves relate to the potential for variations in the quality of the Montney formation where no current well data exists, limited access to capital, low gas prices that would curtail the economics of development and the future performance of wells.

DAWSON

GLJ's best estimate of DGIIP for the 107 net sections of land that ARC owns at Dawson is 3,800 Bcf. As of December 31, 2010, cumulative production at Dawson has been 106 Bcfe, with 901 Bcfe of proved plus probable reserves and a best estimate of Economic Contingent Resource of 381 Bcfe. ARC has 40 net sections of land at Dawson on which no reserves have yet been assigned and 12 net sections with no contingent resources assigned.

WEST MONTNEY

In the West Montney area, which includes Sunrise, Septimus and Sundown, the upper Montney section thickens and a second porous and permeable zone referred to as the Montney B is present. To date, all of the production has come from the Montney A. GLJ has assigned DGIIP and reserves to the Montney B as gas has been tested from this horizon by ARC and other operators. In 2011, ARC plans to bring at least one Montney B well onto production so as to get a better understanding of the production potential of this zone. There is a deeper zone, referred to as the Lower Montney E, that also has shown development potential in the region, DGIIP has been evaluated in the lower Montney zone, however no economic contingent resource has been assigned.

    <<
    Sunrise
    -------
    >>
GLJ's best estimate of DGIIP for the 32 net sections of land that ARC owns at Sunrise is 3,334 Bcf. As of December 31, 2010, cumulative production at Sunrise has been 6 Bcfe, with 241 Bcfe of proved plus probable reserves and a best estimate of Economic Contingent Resource of 294 Bcfe. ARC has 14.5 net sections of land at Sunrise on which no reserves have yet been assigned and 6.5 net sections with no contingent resources assigned.

    <<
    Septimus and Sundown
    --------------------
    >>
GLJ's best estimate of DGIIP for the 37 net sections of land that ARC owns at Septimus/Sundown is 2,166 Bcf. As of December 31, 2010, there has not been any significant production at Septimus/Sundown, with just 12 Bcfe of proved plus probable reserves and a best estimate of Economic Contingent Resource of 37 Bcfe. ARC has 33 net sections of land at Septimus/Sundown on which no reserves have yet been assigned and 31 net sections with no contingent resources assigned.

PARKLAND

ARC owns 71 net sections of land in Parkland. GLJ's best estimate of DGIIP on 17 net sections of land on which reserves have been assigned is 800 Bcf. As of December 31, 2010, cumulative production at Parkland has been 66 Bcfe, with 227 Bcfe of proved plus probable reserves, including 7.4 mbbls of natural gas liquids reserves, and a best estimate of Economic Contingent Resource of 18 Bcfe. ARC has 54 net sections of land at Parkland on which no reserves or contingent resources have yet been assigned.

    <<
    RESERVES RECONCILIATION - COMPANY GROSS
    -------------------------------------------------------------------------
                               Light and
    Company Gross                 Medium       Heavy       Total
    (Company Interest -        Crude Oil   Crude Oil   Crude Oil        NGLs
     Royalties Receivable)         (mbbl)      (mbbl)      (mbbl)      (mbbl)
    -------------------------------------------------------------------------
    PROVED PRODUCING
    Opening Balance               92,988       2,199      95,187       8,299
      Exploration Discoveries          0           0           0           5
      Drilling Extensions          1,561          65       1,626          94
      Improved Recovery              509          22         531         395
      Infill Drilling              1,451          30       1,481         648
      Technical Revisions          3,435          53       3,488       1,166
      Acquisitions                   407           0         407       2,488
      Dispositions                     0           0           0           0
      Economic Factors              -535           0        -535        -260
      Production                  -9,559        -298      -9,857      -1,533
    Closing Balance               90,258       2,071      92,329      11,302
    -------------------------------------------------------------------------
    TOTAL PROVED
    Opening Balance              102,756       2,212     104,968      11,355
      Exploration Discoveries          0           0           0           9
      Drilling Extensions          2,871          95       2,966         414
      Improved Recovery              538           0         538          24
      Infill drilling              3,355          30       3,385       1,852
      Technical Revisions          3,266          66       3,332       1,027
      Acquisitions                   408           0         408       5,458
      Dispositions                     0           0           0           0
      Economic Factors              -531           0        -531        -277
      Production                  -9,559        -298      -9,857      -1,533
    Closing Balance              103,104       2,105     105,209      18,329
    -------------------------------------------------------------------------
    PROBABLE
    Opening Balance               31,607         622      32,229       4,281
      Exploration Discoveries          0           0           0           4
      Drilling Extensions          3,458         -55       3,403         526
      Improved Recovery               95           0          95           3
      Infill Drilling              1,114          15       1,129         775
      Technical Revisions         -2,472          10      -2,462         253
      Acquisitions                   106           0         106       2,223
      Dispositions                     0           0           0           0
      Economic Factors              -158          80         -78         -63
      Production                       0           0           0           0
    Closing Balance               33,750         672      34,422       8,003
    -------------------------------------------------------------------------
    PROVED PLUS PROBABLE
    Opening Balance              134,363       2,834     137,197      15,637
      Exploration Discoveries          0           0           0          13
      Drilling Extensions          6,329          40       6,369         940
      Improved Recovery              633           0         633          27
      Infill Drilling              4,469          45       4,514       2,627
      Technical Revisions            794          76         870       1,280
      Acquisitions                   514           0         514       7,681
      Dispositions                     0           0           0           0
      Economic Factors              -689          80        -609        -340
      Production                  -9,559        -298      -9,857      -1,533
    Closing Balance              136,854       2,777     139,631      26,332
    -------------------------------------------------------------------------

    -------------------------------------------------
    Company Gross               Natural          Oil
    (Company Interest -             Gas   Equivalent
     Royalties Receivable)        (mmcf)       (mboe)
    -------------------------------------------------
    PROVED PRODUCING
    Opening Balance              481,057     183,663
      Exploration Discoveries      1,152         197
      Drilling Extensions         10,355       3,446
      Improved Recovery           20,993       4,425
      Infill Drilling             92,384      17,526
      Technical Revisions         62,390      15,051
      Acquisitions                77,742      15,852
      Dispositions                     0           0
      Economic Factors           -11,434      -2,701
      Production                 -91,262     -26,600
    Closing Balance              643,377     210,860
    -------------------------------------------------
    TOTAL PROVED
    Opening Balance              907,316     267,543
      Exploration Discoveries      1,865         320
      Drilling Extensions         64,644      14,154
      Improved Recovery              797         695
      Infill drilling            138,887      28,385
      Technical Revisions        100,840      21,165
      Acquisitions               154,457      31,609
      Dispositions                     0           0
      Economic Factors           -12,181      -2,838
      Production                 -91,262     -26,600
    Closing Balance            1,265,363     334,432
    -------------------------------------------------
    PROBABLE
    Opening Balance              434,941     109,000
      Exploration Discoveries        813         140
      Drilling Extensions         55,548      13,187
      Improved Recovery              301         148
      Infill Drilling             75,128      14,425
      Technical Revisions         25,012       1,963
      Acquisitions                61,378      12,559
      Dispositions                     0           0
      Economic Factors            -3,543        -732
      Production                       0           0
    Closing Balance              649,578     150,689
    -------------------------------------------------
    PROVED PLUS PROBABLE
    Opening Balance            1,342,257     376,543
      Exploration Discoveries      2,678         459
      Drilling Extensions        120,192      27,341
      Improved Recovery            1,098         843
      Infill Drilling            214,015      42,810
      Technical Revisions        125,852      23,127
      Acquisitions               215,835      44,168
      Dispositions                     0           0
      Economic Factors           -15,724      -3,570
      Production                 -91,262     -26,600
    Closing Balance            1,914,941     485,121
    -------------------------------------------------

    -------------------------------------------------------------------------
    FD&A costs - Company
     Gross(1)(2)                    Excluding FDC           Including FDC
    $Thousands, except per   ------------------------------------------------
     boe amounts                  Proved         P+P      Proved         P+P
    -------------------------------------------------------------------------
    E&D Capital
     Expenditures(3)            $590,914    $590,914    $590,914    $590,914
    E&D Expenditures -
     Change in FDC                     -           -     280,927     467,792
    -------------------------------------------------------------------------
    Total E&D Capital
     Expenditures(3)             590,914     590,914     871,841   1,058,706
    -------------------------------------------------------------------------
    Net Acquisition Capital      657,236     657,236     657,236     657,236
    Net Acquisitions -
     Change in FDC                     -           -     172,974     211,507
    -------------------------------------------------------------------------
    Net Acquisition Capital
     Expenditures                657,236     657,236     830,210     868,743
    -------------------------------------------------------------------------
    Total Capital including
     Net Acquisitions         $1,248,150  $1,248,150  $1,702,051  $1,927,449
    -------------------------------------------------------------------------
    E&D Reserve Additions         61,880      91,010      61,880      91,010
    Net Acquisition Reserve
     Additions                    31,609      44,168      31,609      44,168
    -------------------------------------------------------------------------
    Reserve Additions
     including Net Acquisitions   93,489     135,178      93,489     135,178
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    F&D Costs - Current Year       $9.55       $6.49      $14.09      $11.63
    F&D Costs - Three Year
     Average                      $10.34       $6.95      $15.50      $12.51
    Net Acquisition Cost -
     Current Year                 $20.79      $14.88      $26.26      $19.67
    Net Acquisition Cost -
     Three Year Average           $21.87      $14.77      $27.35      $19.88
    FD&A Costs - Current Year     $13.35       $9.23      $18.21      $14.26
    FD&A Costs - Three Year
     Average                      $12.82       $8.62      $18.04      $14.08
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) The aggregate of the Exploration and Development ("E&D") costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
    (2) Under NI 51-101, the calculation of FD&A costs must incorporate the changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production. In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions both before and after FDC costs.
    (3) Includes $24.6 million pertaining to leasehold costs on new corporate office space.

    -------------------------------------------------------------------------
    Company Gross Historic
     FD&A Costs                 2010      2009      2008      2007      2006
    -------------------------------------------------------------------------
    Proved Reserves:
    Annual FD&A including
     FDC                      $18.21    $14.36    $22.01    $20.71    $28.05
    Three year average FD&A
     including FDC            $18.04    $18.41    $23.12    $20.57    $20.63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Proved plus Probable
     Reserves:
    Annual FD&A including
     FDC                      $14.26    $11.59    $17.08    $20.29    $27.79
    Three Year Average FD&A
     including FDC            $14.08    $14.81    $20.04    $19.43    $19.28
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
INFORMATION REGARDING DISCLOSURE ON OIL AND GAS RESERVES, RESOURCES AND OPERATIONAL INFORMATION

All amounts in this news release are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE. The BOE rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. Use of BOE in isolation may be misleading. In accordance with Canadian practice, production volumes and revenues are reported on a company gross basis, before deduction of Crown and other royalties, unless otherwise stated. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on "company interest reserves" using forecast prices and costs. "Company interest reserves" consist of "company gross reserves" (as defined in National Instrument 51-101 adopted by the Canadian securities regulators ("NI 51-101") plus ARC's royalty interests in reserves. "Company interest reserves" are not a measure defined in NI 51-101 and does not have a standardized meaning under NI 51-101. Accordingly, our company interest reserves may not be comparable to reserves presented or disclosed by other issuers. Our oil and gas reserves statement for the year ended December 31, 2010, which will include complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, will be contained within our Annual Information Form which will be available on our SEDAR profile at www.sedar.com. In relation to the disclosure of estimates in the Highlights, Capital and Operational Review, Montney Economic Contingent Resource Evaluation and Reserves and Resources Overview, such estimates for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

This news release contains references to estimates of gas classified as discovered gas initially in place in the area west of Dawson in British Columbia which are not, and should not be confused with, oil and gas reserves. "Discovered gas initially in place" ("DGIIP") is defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") as the quantity of hydrocarbons that are estimated to be in place within a known accumulation prior to production. DGIIP is divided into recoverable and unrecoverable portions, with the estimated future recoverable portion classified as reserves and contingent resources and the remainder as at evaluation date is by definition classified as unrecoverable. There is no certainty that it will be economically viable to produce any portion of the resources.

Projects have not been defined to develop the resources in the Evaluated Areas as at the evaluation date. Such projects, in the case of the Montney resource development, have historically been developed sequentially over a number of drilling seasons and are subject to annual budget constraints, ARC's policy of orderly development on a staged basis, the timing of the growth of third party infrastructure, the short and long-term view of ARC on gas prices, the results of exploration and development activities of ARC and others in the area and possible infrastructure capacity constraints.

ARC's belief that it will establish significant additional reserves over time in the discussion of the Montney Economic Contingent Resource Evaluation is a forward looking statement and is based on certain assumptions and is subject to certain risks, as discussed below under the heading "Forward Looking Statements".

Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose resource volumes. Resources are different than, and should not be construed as, reserves. For a description of the definition of, and the risks and uncertainties surrounding the disclosure of, resources, see above.

NOTICE TO U.S. READERS

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves, each as defined in NI 51-101. Accordingly, proved reserves disclosed in this news release may not be comparable to U.S. standards, and in this news release, ARC has disclosed reserves designated as "probable reserves" and "proved plus probable reserves" and "proved plus probable plus possible reserves". Probable reserves and possible reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. The SEC's guidelines strictly prohibit reserves in these categories from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross (or, as noted above, "company interest") volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. Moreover, ARC has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. As a consequence of the foregoing, ARC's reserve estimates and production volumes in this news release may not be comparable to those made by companies utilizing United States reporting and disclosure standards. Additionally, the SEC prohibits disclosure of oil and gas resources including contingent resources, whereas Canadian issuers may disclose oil and gas resources. Resources are different than, and should not be construed as, reserves.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the recognition of significant additional reserves under the heading "Independent Reserve Evaluation" and the recognition of significant resources under the heading "Montney Economic Contingent Resource Evaluation", the volumes and estimated value of ARC's oil and gas reserves; the life of ARC's reserves; the volume and product mix of ARC's oil and gas production; future oil and natural gas prices and ARC's commodity risk management programs; future results from operations and operating metrics; and future development, exploration, acquisition and development activities (including drilling plans) and related production expectations.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; results from drilling and development activities consistent with past results; the continued and timely development of infrastructure in areas of new production; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserve and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its plans expenditures. There are a number of assumptions associated with the development of the lands at Dawson, West Montney and Parkland, including the quality of the Montney reservoir, continued performance from existing wells, future drilling programs and performance from new wells, the growth of infrastructure, well density per section, recovery factors and development necessarily involves known and unknown risks and uncertainties, including those risks identified in this press release. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; the early stage of development of some areas in Dawson, West Montney and Parkland; the potential for variation in the quality of the Montney formation, changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; unanticipated results from ARC's exploration and development activities; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion. ARC expects 2011 oil and gas production to average 84,000 to 87,000 barrels of oil equivalent per day from six core areas in western Canada. ARC's Common Shares trade on the TSX under the symbol ARX.

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    ARC RESOURCES LTD.

    John P. Dielwart,
    Chief Executive Officer
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For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7
CO: ARC Resources Ltd.

CNW 17:35e 10-FEB-11